FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES THIRD QUARTER RESULTS, Dated October 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 28, 2005

By: _/s/ Meir Moshe_________

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Announces Third Quarter Results, Dated October 28, 2005.

EXHIBIT 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES THIRD QUARTER RESULTS

* Quarterly revenues of $19.0 million

* Quarterly profit of $1.6 million

           Tel Aviv, Israel, October 28, 2005 — Radware (Nasdaq: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today reported its results for the third quarter of 2005. Revenues totaled $19.0 million, an increase of 8% compared with revenues of $17.6 million for the third quarter of 2004 and an increase of 9% compared with revenues of $17.5 million for the second quarter of 2005.

Net income for the third quarter of 2005 was $1.6 million, compared with net income of $3.6 million in the third quarter of 2004 and net income of $1.0 million in the second quarter of 2005.

Diluted net earnings per share for the third quarter of 2005 were $0.08, compared to $0.19 in the third quarter of 2004 and $0.05 in the second quarter of 2005.

            The Company continued to maintain a positive operational cash flow as in the last fifteen quarters. In the third quarter of 2005 the Company generated cash in the amount of $2.3 million. This led to a balance of $168.8 million in cash, short-term and long-term bank deposits and marketable securities.

           The Company estimates that in the forth quarter of 2005 revenues will amount to $21 million and the diluted net earnings per share will be 11 cents.

            “Our third quarter results are consistent with our expectation that our short term business fundamentals for the remainder of 2005 would improve and that we would continue leveraging our competitive advantages and grow revenues sequentially. This quarter we began seeing the impact of our new reseller programs in terms of more effective channel partners. Additionally, we continued closing significant repeat business with our installed customer base across all regions,” said Roy Zisapel, President and CEO at Radware.

              According to Zisapel, Q3 was also a pivotal quarter in terms of product introductions and marketing activities. “We unveiled our next generation APSolute application delivery solution for application-smart networking. APSolute provides customers with a unified product family designed to address the full array of availability, performance and security challenges associated with assuring fast, reliable, secure delivery of applications over IP networks. We also introduced our next generation 3020 application switch platform which was designed to fully leverage the power of our new APSolute operating system, and satisfy the demanding performance, availability and connectivity needs of large enterprises and carriers. We are looking forward to seeing the results of focused marketing activities on demand generation and building APSolute brand recognition.”

During the quarter ended September 30, 2005, Radware released the following significant announcements:

•

Radware to Host Partner Forum 2005 in Miami, October 6-9

•

Telcom Carriers Worldwide Tap Radware to Safeguard Networks Against Botnet and Denial of Service Attacks

•

Radware Announces Defense Pro 3020 - Extending the Performance and High Availability Capabilities of its Intrusion Prevention and DoS Protection Switches

•

Radware Makes Campus Networks "Application-Smart" for 100,000 Students Back In School Around the World

•

Radware Appoints Chief Marketing Officer to Drive Company's Market Focus

•

Concordia University Selects Radware's Application Delivery Solution to Enhance Security, Performance and Reliability of its Networked Applications

•

Radware Introduces Layer 4-7 VoIP Support for Enterprises and Carriers

•

Radware Provides 10Gig IPS to Bolster Security, Reliability and Performance of Campus-wide Network for Top Korean University

•

Radware Honored with the prestigious "Tomorrow's Technology Today - 2005" Award by Info Security Products Guide

Company management will host a quarterly investor conference call at 8:45 AM EDT on October 28, 2005. The call will focus on financial results for the quarter ended September 30, 2005, and certain other matters related to the Company’s business.

The conference call will be webcast on October 28, 2005 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Alternatively, the conference can be listened to by calling the following numbers:

Participants in the US: TOLL FREE, 1-866-205-3921

Participants internationally: 1-651-291-0618

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2004	September 30, 2005
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	8,792	58,250
Short-term bank deposits	64,892	10,098
Short-term marketable securities	35,336	52,397
Trade receivables, net	13,166	14,402
Other receivables and prepaid expenses	1,332	2,413
Inventories	4,094	4,637
	127,612	142,197
Long-term investments
Long-term bank deposits	9,224	9,522
Long-term marketable securities	38,797	38,484
Severance pay funds	1,921	2,022
	49,942	50,028

Property and equipment, net	4,452	5,709
Other assets, net	1,235	1,338
Total assets	183,241	199,272

Current liabilities
Trade payables	5,075	4,719
Deferred revenues, other payables and accrued expenses	14,850	18,180
	19,925	22,899

Accrued severance pay	2,399	2,527

Total liabilities	22,324	25,426

Shareholders’ equity
Share capital	457	468
Additional paid-in capital	145,439	151,694
Accumulated other comprehensive loss	(52)	(335)
Deferred stock compensation	-	(44)
Retained earnings	15,073	22,063
Total shareholders’ equity	160,917	173,846
Total liabilities and shareholders' equity	183,241	199,272

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except share and per share data)
	For the Three months ended September 30, 2004	For the Three months ended September 30, 2005	For the Nine months ended September 30, 2004	For the Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	17,572	19,018	49,392	56,546
Cost of revenues	3,130	3,797	8,789	10,843
Gross profit	14,442	15,221	40,603	45,703
Operating expenses:
Research and development	2,660	3,298	7,464	9,655
Sales and marketing	7,989	10,279	23,496	28,892
General and administrative	1,192	1,316	3,250	3,873
Total operating expenses	11,841	14,893	34,210	42,420
Operating income	2,601	328	6,393	3,283
Financial income, net	1,137	1,300	3,212	3,817
Income before income taxes	3,738	1,628	9,605	7,100
Income taxes	113	39	206	110
Income before minority interest in losses of a subsidiary	3,625	1,589	9,399	6,990
Minority interest in losses of a subsidiary	-	-	34	-
Net income	3,625	1,589	9,433	6,990

Basic net earnings per share	$ 0.20	$ 0.08	$ 0.53	$ 0.37
Weighted average number of shares used to compute basic net earnings per share	18,055,063	18,920,493	17,912,380	18,731,111

Diluted net earnings per share	$ 0.19	$ 0.08	$ 0.48	$ 0.35
Weighted average number of shares used to compute diluted net earnings per share	19,399,481	19,814,061	19,684,063	20,118,693